UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

TOWER SEMICONDUCTOR LTD.
(Name of Issuer)

Ordinary Shares, par value New Israeli Shekels 15.00 per share
(Title of Class of Securities)

M87915274
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M87915274

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rima Senvest Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,184,666

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,184,666

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,184,666

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, IA

* This percentage reflects 47,869,150 ordinary shares outstanding, as adjusted to reflect 274,074 ordinary shares that will be issued upon the conversion of convertible bonds owned by the Reporting Person.

CUSIP No.	M87915274

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard Mashaal

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,248,590

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,248,590

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,248,590

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

* This percentage reflects 47,869,150 ordinary shares outstanding, as adjusted to reflect 390,885 ordinary shares that will be issued upon the conversion ofconvertible bonds owned by the Reporting Person.

CUSIP No.	M87915274

Item 1.	(a).	Name of Issuer:

TOWER SEMICONDUCTOR LTD.

(b).	Address of issuer's principal executive offices:

Ramat Gavriel Industrial Park P.O. Box 619 Migdal Haemek 23105, Israel

Item 2.	(a).	Name of person filing:

Rima Senvest Management, L.L.C. Richard Mashaal

(b).	Address or principal business office or, if none, residence:

Rima Senvest Management, L.L.C. 540 Madison Avenue, 32nd Floor New York, New York 10022 Richard Mashaal c/o Rima Senvest Management, L.L.C. 540 Madison Avenue, 32nd Floor New York, New York 10022

(c).	Citizenship:

Rima Senvest Management, L.L.C. – Delaware Richard Mashaal – Canada

(d).	Title of class of securities:

Ordinary Shares, par value New Israeli Shekels 15.00 per share

(e).	CUSIP No.:

M87915274

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

4,248,590 ordinary shares of TOWER SEMICONDUCTOR LTD. (the "Ordinary Shares") are owned, in the aggregate, by Richard Mashaal ("Mr. Mashaal") and various investment vehicles managed by Rima Senvest Management, L.L.C. ("RIMA") and Senvest International L.L.C. ("International").  Of the 4,248,590 Ordinary Shares, 3,184,666 are owned by RIMA and 1,063,924 are owned by International.  Because Mr. Mashaal, in his capacity as the Managing Member of RIMA or as President of International, has voting or dispositive power of all Ordinary Shares beneficially owned by RIMA and International, he is deemed to have beneficial ownership of all such Ordinary Shares so reported herein.

While the advisory relationship causes attribution to Mr. Mashaal, RIMA or International of certain indicia of beneficial ownership for the limited purposes of this Schedule 13G, Mr. Mashaal, RIMA and International hereby disclaim ownership of the Ordinary Shares for any other purpose, except to the extent of their pecuniary interest, if any, therein.

(a)	Amount beneficially owned:

Rima Senvest Management, L.L.C. – 3,184,666 Richard Mashaal – 4,248,590

(b)	Percent of class:

Rima Senvest Management, L.L.C. – 6.6% Richard Mashaal – 8.8%

(c)	Number of shares as to which the person has:

	Rima Senvest Management, L.L.C.

	(i)	Sole power to vote or to direct the vote	0

	(ii)	Shared power to vote or to direct the vote	3,184,666

	(iii)	Sole power to dispose or to direct the disposition of	0

	(iv)	Shared power to dispose or to direct the disposition of	3,184,666

Richard Mashaal:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	4,248,590

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	4,248,590

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by advisory clients of RIMA or International.  None of the advisory clients of RIMA or International individually own more than 5% of TOWER SEMICONDUCTOR LTD.'s Ordinary Shares, par value New Israeli Shekels 15.00 per share.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
(Date)

RIMA SENVEST MANAGEMENT, L.L.C.

By:	/s/ George Malikotsis
George Malikotsis
Vice President

RICHARD MASHAAL

By:	/s/ Richard Mashaal*
(Signature)

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing of the Schedule 13G Amendment for the Ordinary Shares, par value New Israeli Shekels 15.00 per share of TOWER SEMICONDUCTOR LTD.

Dated: February 17, 2015	RIMA SENVEST MANAGEMENT, L.L.C.

	By:	/s/ George Malikotsis
George Malikotsis
Vice President

RICHARD MASHAAL

	By:	/s/ Richard Mashaal
(Signature)

SK 01780 0005 6371579